Exhibit 12.1
Melco Crown Entertainment Limited
Computation of Ratio of Earnings to Fixed Charges

						Three months ended
	Year ended December 31,					March 31,
	2009	2008	2007	2006	2005	2010
	(in thousands of US$)

Earnings:
Loss before income tax before adjustment for noncontrolling interests	(308,593)	(3,933)	(179,605)	(80,379)	(3,658)	(12,635)
Add: Fixed charges	87,452	57,494	16,087	13,639	2,927	19,397
Add: Amortization of Capitalized interest	1,917	145	93	—	—	996
Less: Capitalized interest	(50,486)	(49,629)	(13,720)	(2,286)	(841)	(3,717)

	(269,710)	4,077	(177,145)	(69,026)	(1,572)	4,041

Fixed charges:
Interest expense, net of capitalized interest	31,824	—	770	11,184	2,028	15,495
Capitalized interest	50,486	49,629	13,720	2,286	841	3,717
Amortization of deferred financing costs	4,414	7,262	1,011	—	—	—
Estimated portion of operating lease rental expense representative of interest factor	728	603	586	169	58	185

	87,452	57,494	16,087	13,639	2,927	19,397

Ratio of earnings to fixed charges (1)	—	0.07	—	—	—	0.21

Deficiency	357,162	53,417	193,232	82,665	4,499	15,356

(1)	For the three months ended March 31, 2010 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005, our earnings were insufficient to cover fixed charges.